UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02018196

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mulligan Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 W. Putnam Avenue, Suite 420
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

RECEIVED MAR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Jackson (203) 863-7833
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robin Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mulligan Capital, L.P., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER OF GENERAL PARTNER

Title

Frances Halitzer 2/28/2002

Notary Public

FRANCES HALITZER
Notary Public, State of New Jersey
Qualified in Hudson County
Cert # 2019907 Expires Sept. 25, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULLIGAN CAPITAL, L.P.

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

MULLIGAN CAPITAL, L.P.

CONTENTS

1177 Avenue of the Americas
New York, New York 10036-2714
212-490-7700/Fax 212-730-6892

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Website: http://www.rkco.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Mulligan Capital, L.P.

We have audited the accompanying statement of financial condition of Mulligan Capital, L.P., as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mulligan Capital, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 8, 2002

MULLIGAN CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Investments in securities, at market (cost $133,778,175)	$ 130,866,981
Net equity in futures contracts	10,096,909
Cash	661,727
Due from clearing broker	464,581
Other assets	15,168
	$ 142,105,366
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Securities sold short, at market (proceeds $5,590,819)	$ 5,596,549
Due to clearing broker	105,181,062
Capital withdrawals payable	1,082,827
Guaranteed return payable, Troon, LLC	184,444
Accrued expenses	103,000
Total liabilities	112,147,882
Partners' capital	29,957,484
	$ 142,105,366

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Mulligan Capital, L.P. (the "Partnership") is a Delaware limited partnership that trades for its own account primarily in an arbitrage trading strategy in listed and over-the-counter equity securities and short futures contracts. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC), is an associate member of the American Stock Exchange, Inc. and is registered as a Commodity Pool with the Commodity Futures Trading Commission. Bunker Capital, LLC ("Bunker"), a Connecticut Limited Liability Company, is the general partner of the Partnership.

Valuation of Investments

The Partnership values its securities owned and securities sold short that are equities listed on a national securities exchange, at their last sales price as of the last business day of the year. Over-the-counter securities are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Regulated futures contracts are valued at fair value based on the exchange quote as of the last business day of the year.

Securities Transactions and Related Investment Income

Securities transactions are accounted for on a trade-date basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates.

2. Due from/to clearing broker

Amounts due from clearing broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to clearing broker that represent margin borrowings are collateralized by certain marketable securities.

3. Related party transactions

Troon, LLC is the majority owner of the Partnership, and is entitled to a guaranteed return equal to 4% (per annum) of the net asset value of the Partnership.

4. Off-balance sheet risk and concentration of credit risk

The Partnership conducts business with its clearing broker for its own trading activities. The clearing and depository operations for the Partnership's trading activities are performed by its clearing broker pursuant to a clearance agreement. The securities owned and sold short, the open futures contracts and the due to clearing broker reflected on the statement of Financial Condition are positions with or amounts due to its clearance broker. In addition, the Partnership must maintain at least $500,000 of net equity with the clearing broker.

The Partnership sells short futures contracts, which are substantially hedged by securities owned. In addition, futures contracts provide for the delayed delivery of securities or other financial instruments with the counter party agreeing to make or take delivery at a specified future date, at a specified price or yield. Credit risks represents the potential loss that the Partnership would incur if the futures counter parties fail to perform pursuant to the terms of their obligations to the Partnership. The Partnership carries its futures accounts with Futures Commission Merchants that are regulated by the Commodity Futures Trading Commission and by various other regulatory bodies and are members of various exchanges. In addition, the Partnership only enters into futures contracts that are traded on large, recognized United States exchanges. The Partnership is of the opinion that credit risk related to open futures contracts at December 31, 2001 will not have a significant adverse effect on the financial condition of the Partnership.

The Partnership is subject to certain inherent risks arising from its trading activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements.

5. Net capital requirements

The Partnership is an associate member of the American Stock Exchange, Inc. and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Partnership had net capital of approximately $21,693,000 which was approximately $21,593,000 in excess of its required net capital of $100,000.